EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                                                                          Tuesday, January 30, 2007

(All amounts in U.S. dollars.

Per share information based on diluted

shares outstanding unless noted otherwise.)

CELESTICA ANNOUNCES FOURTH QUARTER AND 2006 FISCAL YEAR END FINANCIAL RESULTS

Fourth Quarter Summary

-                    Revenue of $2,262 million, up 9% year-over-year

-                    GAAP loss of ($0.27) per share compared to a loss of ($0.12) per share last year

-                    Adjusted net earnings of $0.03 per share compared to $0.13 a year ago

-                    Q1 2007 revenue guidance of $1.7 - $1.9 billion, adjusted net loss per share of $(0.15) - $(0.04)

TORONTO, Canada - Celestica Inc. (NYSE and TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the fourth quarter and fiscal year ended December 31, 2006.

Revenue was $2,262 million, up 9% from $2,075 million in the fourth quarter of 2005. Net loss on a GAAP basis for the fourth quarter was ($60.8) million or ($0.27) per share, compared to GAAP net loss of ($28.2) million or ($0.12) per share for the same period last year. Included in GAAP net loss for the quarter are the following items:  a net charge to gross profit of $30 million resulting primarily from a previously announced increase in inventory provisions at the Monterrey, Mexico facility, and a $59 million restructuring charge.  For the same period in 2005, restructuring charges of $57 million were incurred.

Adjusted net earnings for the quarter were $6.5 million or $0.03 per share compared to $28.8 million or $0.13 per share for the same period last year.  Adjusted net earnings is defined as net earnings before amortization of intangible assets, gains or losses on the repurchase of shares and debt, integration costs related to acquisitions, option expense, option exchange costs and other charges, net of tax and significant deferred tax write-offs (detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release). These results compare with the company’s updated guidance for the fourth quarter, announced on December 12, 2006, of revenue of $2.20 to $2.25 billion and adjusted net earnings per share of $0.00 to $0.06.

For 2006, revenue was $8,812 million, up 4%, compared to $8,471 million for 2005. Net loss on a GAAP basis was ($150.6) million or ($0.66) per share compared to net loss of ($46.8) million or ($0.21) per share for last year. Adjusted net earnings for 2006 were $93.5 million or $0.41 per share compared to adjusted net earnings of $129.1 million or $0.57 per share for 2005.

“While revenues for the fourth quarter came in above the high-end of the updated guidance, our financial results were extremely disappointing.  The year to year growth in the consumer segment was offset by higher than expected demand reductions from several key customers in the telecommunications segment.  This demand reduction along with the impact of the inventory provision taken in Mexico significantly impacted operating margins,” said Craig Muhlhauser, President and Chief Executive Officer, Celestica.  “We have implemented and will continue to implement aggressive actions to materially improve the performance of our Mexican facilities by standardizing our ERP platform, re-architecting our warehouse logistics and strengthening the local management team while driving more efficiency and cost reductions.  In light of our current outlook, we are also reducing our overhead structures and costs globally. These actions will result in an additional $60 to $80 million of restructuring charges, $40 million of which has been recorded in the fourth quarter, with the remaining charges to be incurred during 2007.”

Chief Financial Officer Change

The company also announced today that Anthony (Tony) Puppi, Executive Vice President and Chief Financial Officer (CFO) has announced his intention to retire from Celestica.  Tony will continue to act in the capacity of Chief Financial Officer until the company’s search for a new CFO is complete.

“Tony is one of Celestica’s founding executives and he has provided strong leadership and dedication to the company over the course of his career.  I am pleased that Tony will continue to provide his support for the successful transition to a new CFO and I wish him the very best in the years ahead,” said Craig Muhlhauser, President and Chief Executive Officer, Celestica.

Outlook

For the first quarter ending March 31, 2007, the company anticipates revenue to be in the range of $1.7 billion to $1.9 billion, and adjusted net loss per share to range from $(0.15) to $(0.04).

Supplementary Information

In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica also provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair value accounting for stock options, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons and allows the company to compare its operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, option expense and option exchange costs, and the related income tax effect of these adjustments and any significant deferred tax write-offs.  Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.  Adjusted net earnings is not a measure of performance under

Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings to Canadian GAAP net earnings (loss) below.

About Celestica

Celestica is a world leader in the delivery of electronics manufacturing services (EMS). Celestica operates a global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers).

For further information on Celestica, visit its website at http://www.celestica.com.

The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities;  the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and delays in the delivery and/or general  availability of various components used  in the manufacturing process. These and other risks and uncertainties and factors are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

As of its date, this press release contains any material information associated with the company’s financial results for the fourth  quarter ended  December  31, 2006 and revenue and adjusted net earnings guidance for the first  quarter ending March  31, 2007. Earnings guidance is reviewed by the company’s board of directors. It is Celestica’s policy that earnings guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:
Laurie Flanagan	Donna Singh
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

RECONCILIATION OF GAAP TO

ADJUSTED NET EARNINGS

(in millions of U.S. dollars)	2005			2006
Three months ended December 31	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$2,075.3	$—	$2,075.3	$2,261.8	$—	$2,261.8
Cost of sales (1)	1,956.4	(1.1)	1,955.3	2,174.7	(0.6)	2,174.1
Gross profit	118.9	1.1	120.0	87.1	0.6	87.7
SG&A (1)	73.6	(0.7)	72.9	64.2	(0.2)	64.0
Amortization of intangible assets	7.4	(7.4)	$—	6.5	(6.5)	—
Integration costs relating to acquisitions	0.3	(0.3)	—	—	—	—
Other charges	56.9	(56.9)	—	59.9	(59.9)	—
Operating earnings (EBIAT)	(19.3)	66.4	47.1	(43.5)	67.2	23.7
LYONs accretion	—	—	—	—	—	—
Interest expense, net	13.5	—	13.5	16.2	—	16.2
Net earnings (loss) before tax	(32.8)	66.4	33.6	(59.7)	67.2	7.5
Income tax expense (recovery)	(4.6)	9.4	4.8	1.1	(0.1)	1.0
Net earnings (loss)	$(28.2)	$57.0	$28.8	$(60.8)	$67.3	$6.5
W.A. # of shares (in millions) - diluted	226.3		227.4	227.6		228.3
Earnings (loss) per share -diluted	$(0.12)		$0.13	$(0.27)		$0.03

	2005			2006
Year ended December 31	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$8,471.0	$—	$8,471.0	$8,811.7	$—	$8,811.7
Cost of sales (1)	7,989.9	(9.0)	7,980.9	8,359.9	(3.3)	8,356.6
Gross profit	481.1	9.0	490.1	451.8	3.3	455.1
SG&A (1)	296.9	(6.8)	290.1	285.6	(1.8)	283.8
Amortization of intangible assets	28.4	(28.4)	—	27.0	(27.0)	—
Integration costs relating to acquisitions	0.6	(0.6)	—	0.9	(0.9)	—
Other charges	130.9	(130.9)	—	211.8	(211.8)	—
Operating earnings (EBIAT)	24.3	175.7	200.0	(73.5)	244.8	171.3
LYONs accretion	7.6	—	7.6	—	—	—
Interest expense, net	42.2	—	42.2	62.6	—	62.6
Net earnings (loss) before tax	(25.5)	175.7	150.2	(136.1)	244.8	108.7
Income tax expense	21.3	(0.2)	21.1	14.5	0.7	15.2
Net earnings (loss)	$(46.8)	$175.9	$129.1	$(150.6)	$244.1	$93.5
W.A. # of shares (in millions) - diluted	226.2		227.9	227.2		228.0
Earnings (loss) per share -diluted	$(0.21)		$0.57	$(0.66)		$0.41

(1)             Non -cash option expense included in cost of sales and SG&A is added back for adjusted net earnings Q3 2005 - Cos t of option exchange program included in cos t of s ales and SG&A is added back for adjusted net earnings

GUIDANCE SUMMARY

	Updated
	4Q 06 Guidance	4Q 06 Actual	1Q 07 Guidance (2)
Revenue	$2.20B - $2.25B	$2.26B	$1.7B - $1.9B
Adjusted net EPS	$0.00 - $0.06	$0.03	$(0.15) - $(0.04)

(2)             Guidance for the first quarter is provided only on an adjusted net earnings basis. This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	December 31	December 31
	2005	2006
		(unaudited)
Assets
Current assets:
Cash and short-term investments	$969.0	$803.7
Accounts receivable	982.6	973.2
Inventories	1,058.4	1,197.9
Prepaid and other assets	124.0	111.0
Income taxes recoverable	113.5	31.2
Deferred income taxes	10.9	3.8
	3,258.4	3,120.8
Capital assets	544.8	567.1
Goodwill from business combinations	874.5	854.8
Intangible assets	79.0	60.1
Other assets	101.1	83.5
	$4,857.8	$4,686.3

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,153.3	$1,193.6
Accrued liabilities	492.1	487.9
Income taxes payable	119.9	42.7
Deferred income taxes	4.5	1.1
Current portion of long-term debt (note 4)	0.5	0.6
	1,770.3	1,725.9
Long-term debt (note 4)	750.9	750.2
Accrued pension and post-employment benefits	76.8	54.9
Deferred income taxes	17.8	47.5
Other long-term liabilities	27.6	13.2
	2,643.4	2,591.7
Shareholders’ equity:
Capital stock	3,562.3	3,576.6
Warrants	8.4	8.4
Contributed surplus	169.9	179.3
Deficit	(1,545.6)	(1,696.2)
Foreign currency translation adjustment	19.4	26.5
	2,214.4	2,094.6
	$4,857.8	$4,686.3

Guarantees and contingencies (note 12)

Subsequent event (note 12)

See accompanying notes to consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2005 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(in millions of U.S. dollars, except per share amounts)

	Three months ended December 31		Year ended December 31
	2005	2006	2005	2006
	(unaudited)	(unaudited)		(unaudited)

Revenue	$2,075.3	$2,261.8	$8,471.0	$8,811.7
Cost of sales	1,956.4	2,174.7	7,989.9	8,359.9
Gross profit	118.9	87.1	481.1	451.8
Selling, general and administrative expenses	73.6	64.2	296.9	285.6
Amortization of intangible assets	7.4	6.5	28.4	27.0
Integration costs related to acquisitions	0.3	—	0.6	0.9
Other charges (note 6)	56.9	59.9	130.9	211.8
Accretion of convertible debt (note 5)	—	—	7.6	—
Interest on long-term debt	15.7	17.4	48.4	67.1
Interest income, net	(2.2)	(1.2)	(6.2)	(4.5)
Loss before income taxes	(32.8)	(59.7)	(25.5)	(136.1)
Income taxes expense (recovery):
Current	12.5	(52.7)	36.9	(40.7)
Deferred	(17.1)	53.8	(15.6)	55.2
	(4.6)	1.1	21.3	14.5
Net loss for the period	$(28.2)	$(60.8)	$(46.8)	$(150.6)

Deficit, beginning of period	$(1,517.4)	$(1,635.4)	$(1,473.6)	$(1,545.6)
Loss on repurchase of convertible debt (note 5)	—	—	(25.2)	—
Net loss for the period	(28.2)	(60.8)	(46.8)	(150.6)
Deficit, end of period	$(1,545.6)	$(1,696.2)	$(1,545.6)	$(1,696.2)

Basic loss per share	$(0.12)	$(0.27)	$(0.21)	$(0.66)

Diluted loss per share	$(0.12)	$(0.27)	$(0.21)	$(0.66)

Shares used in computing per share amounts:
Basic (in millions)	226.3	227.6	226.2	227.2
Diluted (in millions)	226.3	227.6	226.2	227.2

See accompanying notes to consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2005 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	Three months ended December 31		Year ended December 31
	2005	2006	2005	2006
	(unaudited)	(unaudited)		(unaudited)
Cash provided by (used in):
Operations:
Net loss for the period	$(28.2)	$(60.8)	$(46.8)	$(150.6)
Items not affecting cash:
Depreciation and amortization	32.0	36.1	152.7	134.2
Deferred income taxes	(17.1)	53.8	(15.6)	55.2
Accretion of convertible debt	—	—	7.6	—
Non-cash charge for option issuances	1.8	0.8	9.0	5.1
Restructuring charges	3.4	7.1	11.0	47.9
Other charges	1.6	1.4	(15.3)	34.6
Gain on settlement of principal component of convertible debt (note 5)	—	—	(13.9)	—
Other	8.1	(10.1)	14.5	1.9
Changes in non-cash working capital items:
Accounts receivable	(125.3)	85.6	42.0	(24.8)
Inventories	36.9	115.1	—	(172.0)
Prepaid and other assets	16.9	6.9	17.3	2.7
Income taxes recoverable	(29.1)	3.7	(24.4)	72.1
Accounts payable and accrued liabilities	171.9	(132.5)	51.2	108.0
Income taxes payable	27.0	(59.4)	29.0	(75.1)
Non-cash working capital changes	98.3	19.4	115.1	(89.1)
Cash provided by operations	99.9	47.7	218.3	39.2

Investing:
Acquisitions, net of cash acquired/indebtedness assumed (note 3)	(4.3)	—	(6.5)	(19.1)
Purchase of capital assets	(46.7)	(27.2)	(158.5)	(189.1)
Proceeds, net of cash divested from sale of operations or assets	19.8	2.7	50.9	1.0
Other	1.3	(1.4)	2.2	(0.7)
Cash used in investing activities	(29.9)	(25.9)	(111.9)	(207.9)

Financing:
Increase in long-term debt (note 4)	—	—	250.0	—
Long-term debt issue costs	—	—	(4.2)	—
Deferred financing costs	(1.1)	—	(1.1)	—
Repurchase of convertible debt (note 5)	—	—	(352.0)	—
Repayment of long-term debt	(0.4)	(0.1)	(3.4)	(0.6)
Issuance of share capital	2.5	3.5	8.0	5.3
Other	2.5	(0.3)	(3.5)	(1.3)
Cash provided by (used in) financing activities	3.5	3.1	(106.2)	3.4

Increase (decrease) in cash	73.5	24.9	0.2	(165.3)
Cash, beginning of period	895.5	778.8	968.8	969.0
Cash, end of period	$969.0	$803.7	$969.0	$803.7

Cash is comprised of cash and short-term investments.

Supplemental cash flow information (note 10)

See accompanying notes to consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2005 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.   Nature of business:

Our primary operations consist of providing a broad range of electronic product solutions such as design and engineering, manufacturing and systems integration, fulfillment and after-market solutions to customers in the computing and communications industries and, increasingly, in the aerospace and defense, consumer and industrial end markets. We have operations in Asia, the Americas and Europe.

We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 20 to the 2005 annual consolidated financial statements.

2.   Significant accounting policies:

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements.  These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly our financial position as of December 31, 2006 and the results of operations and cash flows for the three months and years ended December 31, 2005 and 2006.  These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2005 annual consolidated financial statements.

(i)   Capital assets:

Effective October 1, 2005, we changed the estimated useful lives of certain machinery and equipment from five years to seven years based on our experience and the extended use of these assets.  As a result of this change in estimated useful life, depreciation expense included in cost of sales decreased by approximately $3 in the fourth quarter of 2006 ($6 in the fourth quarter of 2005).  Depreciation expense for 2006 was lower by approximately $10 compared to 2005 as a result of this change.

3.   Acquisitions and divestitures:

As part of the acquisition of Manufacturers’ Services Limited (MSL) in 2004, we recorded liabilities for consolidating some of the acquired MSL sites.  These liabilities are detailed in the chart below.  We have completed the major components of these restructuring plans except for certain long-term lease and contractual obligations which will be paid out over the remaining lease terms through 2010.  Cash outlays are funded from cash on hand.  We record the restructuring liability in accrued liabilities.

Details of the activity through the MSL restructuring liability are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability

Accrued on acquisition	$28.0	$6.9	$1.2	$36.1
Cash payments	(14.7)	(0.6)	(0.2)	(15.5)
December 31, 2004	13.3	6.3	1.0	20.6
Adjustments	(0.5)	(0.2)	0.7	—
Cash payments	(2.2)	(3.9)	(1.3)	(7.4)
December 31, 2005	10.6	2.2	0.4	13.2
Cash payments	(2.6)	(0.2)	—	(2.8)
March 31, 2006	8.0	2.0	0.4	10.4
Cash payments	(4.5)	(0.1)	—	(4.6)
June 30, 2006	3.5	1.9	0.4	5.8
Adjustments	0.4	—	(0.4)	—
Cash payments	(3.2)	(0.2)	—	(3.4)
September 30, 2006	0.7	1.7	—	2.4
Cash payments	(0.7)	(0.2)	—	(0.9)
December 31, 2006	$—	$1.5	$—	$1.5

2005 acquisition activities:

In the third quarter of 2005, we completed the acquisitions of CoreSim Inc. and Ramnish Electronics Private Limited.  In the fourth quarter of 2005, we completed the acquisition of Displaytronix Inc.  The total aggregate cash purchase price for these acquisitions was $6.5, including indebtedness assumed.

2006 acquisition activity:

In March 2006, we acquired certain assets located in the Philippines from Powerwave Technologies, Inc. for a cash purchase price of $19.1.  Amortizable intangible assets arising from this acquisition were $7.6, primarily for customer relationships and contract intangibles.

2006 divestiture:

In June 2006, we sold our plastics business for net cash proceeds of $18.5.  We reported our plastics business as part of our Asia segment.  During the second quarter, we reported a loss on sale of $33.2 which we recorded as other charges (see note 6).  This loss included $20.0 in goodwill allocated to the plastics business.

As part of the sale agreement, we provided routine indemnities to the purchaser which management believes will not have a material adverse impact on our results of operations, financial position or our liquidity.

4.     Long-term debt:

	December 31	December 31
	2005	2006

Unsecured, revolving credit facility due 2007 (a)	$—	$—
Senior Subordinated Notes due 2011 (b)	500.0	500.0
Senior Subordinated Notes due 2013 (c)	250.0	250.0
Capital lease obligations	1.4	0.8
	751.4	750.8
Less current portion	0.5	0.6
	$750.9	$750.2

(a)             We have a 364-day credit facility for $600.0 which matures in June 2007.  The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There are no borrowings outstanding under this facility.  Commitment fees for the year ended December 31, 2006 were $2.7.

The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that requires us to maintain certain financial ratios.  A change of control is an event of default.  Based on the required minimum financial ratios at December 31, 2006, we are limited to approximately $60 of available debt incurrence.  The available debt incurrence under the facility has been reduced by covenants relating to the two subordinated note issuances and outstanding letters of credit and guarantees.  We were in compliance with all covenants at December 31, 2006.

We also have uncommitted bank overdraft facilities available for operating requirements which total $47.5 at December 31, 2006.  There were no borrowings outstanding under these facilities.

(b)         In June 2004, we issued Senior Subordinated Notes due 2011 with an aggregate principal amount of $500.0, and a fixed interest rate of 7.875%.  We incurred $12.0 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt.  The 2011 Notes are unsecured and are subordinated in right of payment to all our senior debt.  We may redeem the 2011 Notes on July 1, 2008 or later at various premiums above face value.

In connection with the 2011 Notes offering, we entered into agreements which swap the fixed interest rate with a variable interest rate based on LIBOR plus a margin.  The average interest rate on the 2011 Notes was 8.4% for the fourth quarter of 2006 and 8.2% for 2006 (7.1% — fourth quarter of 2005; 6.4% — 2005).

(c)          In June 2005, we issued Senior Subordinated Notes due 2013 with an aggregate principal amount of $250.0, and a fixed interest rate of 7.625%.  We incurred $4.2 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt.  The 2013 Notes are unsecured and are subordinated in right of payment to all our senior debt.  We may redeem the 2013 Notes on July 1, 2009 or later at various premiums above face value.

5.     Convertible debt:

During the third quarter of 2005, we repurchased the remaining outstanding LYONs and recorded gains on the principal component through other charges and losses on the option component through deficit.  After the third quarter of 2005, we have not recorded any accretion charges related to the LYONs.

6.              Other charges:

	Three months ended December 31		Year ended December 31
	2005	2006	2005	2006

2001 to 2004 restructuring (a)	$1.8	$1.6	$20.8	$3.6
2005 and 2006 restructuring (b)	53.5	56.9	139.3	174.5
Total restructuring	55.3	58.5	160.1	178.1

Long-lived asset impairment (c)	1.6	1.4	1.6	1.4
Loss on sale of operations (note 3)	—	—	—	33.2
Gain on repurchase of convertible debt (note 5)	—	—	(13.9)	—
Gain on sale of surplus land and building	—	—	(3.1)	—
Other (d)	—	—	(13.8)	(0.9)
	$56.9	$59.9	$130.9	$211.8

(a)          2001 to 2004 restructuring:

In 2001, we announced a restructuring plan in response to the weak end-markets in the computing and telecommunications industries.  In response to the prolonged difficult end-market conditions, we announced a second restructuring plan in July 2002. The weak demand for our manufacturing services resulted in an accelerated move to lower-cost geographies and additional restructuring in the Americas and Europe.  In January 2003, we announced further reductions to our manufacturing capacity in Europe.  In January and April 2004, we announced plans to further restructure our operations to better align capacity with customers’ requirements.

These restructuring actions were focused on consolidating facilities, reducing the workforce, and transferring programs to lower-cost geographies. The majority of the employees terminated were manufacturing and plant employees.  For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries.  Adjustments were made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

We have completed the major components of these restructuring plans, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015.  Cash outlays are funded from cash on hand.  The restructuring liability is recorded in accrued liabilities.

Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge

January 1, 2001	$—	$—	$—	$—	$—	$—
Provision re: 2001	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—
December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Provision re: 2002	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(77.1)	(14.7)	(7.5)	(99.3)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9
December 31, 2002	87.1	82.1	7.8	177.0	290.4	622.4
Provision re: 2003	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(112.0)	(44.4)	(8.9)	(165.3)	—	—
Adjustments	7.4	24.1	2.9	34.4	(10.8)	23.6
December 31, 2003	43.9	62.1	2.9	108.9	288.1	717.3
Provision re: 2004	98.6	8.7	5.9	113.2	33.9	147.1
Cash payments	(110.6)	(32.0)	(4.1)	(146.7)	—	—
Adjustments	2.7	2.2	0.3	5.2	1.4	6.6
December 31, 2004	34.6	41.0	5.0	80.6	323.4	871.0
Cash payments	(31.9)	(11.5)	(4.6)	(48.0)	—	—
Adjustments	8.7	6.2	0.6	15.5	5.3	20.8
December 31, 2005	$11.4	$35.7	$1.0	$48.1	$328.7	$891.8

Details of the 2006 activity by quarter are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	2006 charge

December 31, 2005	$11.4	$35.7	$1.0	$48.1	$328.7	$—
Cash payments	(2.5)	(2.2)	—	(4.7)	—	—
Adjustments	0.2	0.3	—	0.5	—	0.5
March 31, 2006	9.1	33.8	1.0	43.9	328.7	0.5
Cash payments	(0.4)	(2.6)	—	(3.0)	—	—
Adjustments	(0.1)	0.7	—	0.6	—	0.6
June 30, 2006	8.6	31.9	1.0	41.5	328.7	1.1
Cash payments	(0.4)	(2.4)	—	(2.8)	—	—
Adjustments	0.2	0.7	—	0.9	—	0.9
Settlement (see 6(b)(i))	(7.7)	—	—	(7.7)	—	—
September 30, 2006	0.7	30.2	1.0	31.9	328.7	2.0
Cash payments	(0.3)	(2.5)	—	(2.8)	—	—
Adjustments	—	1.6	—	1.6	—	1.6
December 31, 2006	$0.4	$29.3	$1.0	$30.7	$328.7	$3.6

(b)          2005 and 2006 restructuring:

In January 2005, we announced plans to further improve capacity utilization and accelerate margin improvements.  These restructuring actions include facility closures and a reduction in workforce, primarily targeting our higher-cost geographies where end-market demand had not recovered to the levels management requires to achieve sustainable profitability.  We expected to complete these restructuring actions by the end of 2006, however, in light of our operating results and in the course of preparing our 2007 plan in the fourth quarter of 2006, we have identified additional restructuring actions necessary to return the Americas and Europe to profitability.  These restructuring actions include additional downsizing of workforces to take into account the volume volatility at certain facilities, disengaging with unprofitable or non-strategic customers and reducing our overhead costs.  We expect to complete these restructuring actions by the end of 2007.

As of December 31, 2006, we have recorded termination costs related to approximately 6,900 employees (an additional 2,400 employees from September 30, 2006), primarily operations and plant employees.  Approximately 4,400 of these employees have been terminated as of December 31, 2006 with the balance of the terminations to occur by the end of 2007.  Approximately 65% of employee terminations are in the Americas and 35% in Europe.

Details of the activity through the accrued restructuring liability and the non-cash charge are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge

January 1, 2005	$—	$—	$—	$—	$—	$—
Provision	114.0	14.5	5.1	133.6	5.7	139.3
Cash payments	(74.7)	(1.2)	(4.4)	(80.3)	—	—
December 31, 2005	39.3	13.3	0.7	53.3	5.7	139.3
Provision	13.2	1.6	1.7	16.5	—	16.5
Cash payments	(33.3)	(2.0)	(2.0)	(37.3)	—	—
March 31, 2006	19.2	12.9	0.4	32.5	5.7	155.8
Provision	16.5	1.7	1.4	19.6	—	19.6
Cash payments	(16.6)	(2.5)	(1.3)	(20.4)	—	—
June 30, 2006	19.1	12.1	0.5	31.7	5.7	175.4
Provision	38.0	0.4	2.3	40.7	40.8	81.5
Cash payments	(18.7)	(1.4)	(2.0)	(22.1)	—	—
Settlement (see 6 (b)(i))	(15.5)	—	—	(15.5)	—	—
September 30, 2006	22.9	11.1	0.8	34.8	46.5	256.9
Provision	47.2	2.1	0.5	49.8	7.1	56.9
Cash payments	(17.6)	(1.1)	(0.8)	(19.5)	—	—
December 31, 2006	$52.5	$12.1	$0.5	$65.1	$53.6	$313.8

We recorded $56.9 of restructuring charges in the fourth quarter of 2006, of which approximately $40 relates to the additional restructuring actions initiated in the quarter.  Cash outlays are and will be funded from cash on hand.  The restructuring liability is recorded in accrued liabilities.

(i)             In September 2006, we sold one of our production facilities in Europe to a third party as part of our restructuring program.  We reported a total of $61.2 in other charges with respect to this facility, comprised of incremental employee termination and transaction closing costs totaling $20.9 and a non-cash loss of $40.3.  The book value of net assets sold was $42.1.  We received cash proceeds of $1.8 on closing, resulting in the non-cash loss on sale of $40.3.  Included in the net assets sold was cash of $22.0. The purchaser agreed to retain all employees, thereby significantly reducing our contractual severance obligations.  As part of the agreement, the purchaser assumed our liabilities which we previously recorded as accruals for employee termination costs under the 2005 and 2006 restructuring plan of $15.5 and under our 2001 to 2004 restructuring plans of $7.7 (see note 6(a)).

In connection with the sale, we provided indemnities to the purchaser which management believes will not have a material adverse impact on our operations, financial position or our liquidity.  We expect to finalize the post-closing adjustments by the end of the first quarter of 2007.  We recorded $4.0 in prepaid and other assets representing cash received from the purchaser which we are holding in escrow.

Restructuring summary:

We have recorded restructuring charges totaling $160.1 in 2005 and $178.1 in 2006.  The restructuring charges for 2006 include approximately $40 for the additional restructuring actions initiated in the fourth quarter of 2006.  We expect to incur further charges in 2007 of between $20.0 and $40.0 to complete these restructuring actions.

As of December 31, 2006, we have $4.9 in assets that are available-for-sale, primarily land and buildings in all geographies as a result of the restructuring actions we implemented.  We have programs underway to sell these assets.

(c) Long-lived asset impairment:

We conduct our annual impairment assessment in the fourth quarter of each year.  We recorded a non-cash charge of $1.4 in 2006 against capital assets in the Americas and a non-cash charge of $1.6 in 2005 against capital assets and customer relationship intangibles in the Americas and Europe.

(d) Other:

In 2004, we recorded charges to reduce the net realizable value of certain assets for one customer which subsequently ceased operations in 2005.  We recorded a recovery of $13.8 during the second quarter of 2005 and a recovery of $0.9 in the third quarter of 2006 to reflect additional amounts realized.

7.               Pension and non-pension post-employment benefit plans:

We have recorded the following pension expense:

	Three months ended December 31		Year ended December 31
	2005	2006	2005	2006

Pension plans	$8.2	$10.3	$31.5	$35.7
Other benefit plans	1.6	2.4	10.5	8.9
Total expense	$9.8	$12.7	$42.0	$44.6

8.              Stock-based compensation and other stock-based payments:

We have granted stock options and performance-contingent stock options as part of our long-term incentive plans.  We have applied the fair-value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, have recorded compensation expense.  For awards granted in 2002, we have disclosed the pro forma earnings and per share information as if we had accounted for employee stock options under the fair-value method. We are not required to apply the pro forma impact of awards granted prior to January 1, 2002.

The estimated fair value of options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended December 31		Year ended December 31
	2005	2006	2005	2006

Risk-free rate	4.4%	4.5% - 4.6%	3.5% - 4.4%	4.5% - 5.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market price of the Company’s shares	52% - 66%	34% - 35%	48% - 68%	34% - 65%
Expected option life (in years)	3.5 - 5.5	3.5	3.5 - 5.5	3.5 - 5.5
Weighted average fair value of options granted	$4.78	$2.99	$6.54	$5.55

Compensation expense for the three months and year ended December 31, 2006 was $0.8 and $5.1, respectively (three months and year ended December 31, 2005 was $1.8 and $9.0, respectively) relating to the fair value of options granted after January 1, 2003.

The pro forma disclosure relating to options granted in 2002 is as follows:

	Three months ended December 31		Year ended December 31
	2005	2006	2005	2006

Net loss as reported	$(28.2)	$(60.8)	$(46.8)	$(150.6)
Deduct: Stock-based compensation (fair value)	(2.1)	(0.2)	(7.4)	(4.1)
Pro forma net loss	$(30.3)	$(61.0)	$(54.2)	$(154.7)

Loss per share:
Basic — as reported	$(0.12)	$(0.27)	$(0.21)	$(0.66)
Basic — pro forma	$(0.13)	$(0.27)	$(0.24)	$(0.68)

Diluted — as reported	$(0.12)	$(0.27)	$(0.21)	$(0.66)
Diluted — pro forma	$(0.13)	$(0.27)	$(0.24)	$(0.68)

Our stock plans are described in note 9 to the 2005 annual consolidated financial statements.

(i)    Stock option exchange program in 2005:

As part of a restructuring of our long-term incentive arrangements to provide more effective programs and reduce market overhang, we cancelled 6.8 million options during the third quarter of 2005 for an aggregate cost of $6.8 as part of an option exchange program.  All employees, other than certain executives, were eligible to participate.  Eligible employees forfeited certain out-of-the-money options for $1.00 in cash for each option surrendered.  We recorded compensation expense of $3.9 to cost of sales and $2.9 to selling, general and administrative expenses in the third quarter of 2005.  Future compensation expense was not impacted as all repurchased options were granted prior to January 1, 2003.  We paid $5.6 in cash in the third quarter of 2005.  The balance was accrued and will be paid out at the end of three years, in accordance with the plan.

9.     Segmented information:

Our operations fall into one dominant industry segment, the electronics manufacturing services industry. We manage our operations, and accordingly determine our operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest and accretion on convertible debt, amortization of intangible assets, integration costs related to acquisitions, other charges, option expense and income taxes).  Inter-segment transactions are reflected at market value.

The following is a breakdown by reporting segment:

	Three months ended December 31		Year ended December 31
	2005	2006	2005	2006
Revenue
Asia	$998.3	$1,192.7	$4,048.9	$4,630.5
Americas	757.7	810.8	3,090.5	3,130.1
Europe	366.6	296.2	1,510.2	1,237.9
Elimination of inter-segment revenue	(47.3)	(37.9)	(178.6)	(186.8)
	$2,075.3	$2,261.8	$8,471.0	$8,811.7

	Three months ended December 31		Year ended December 31
EBIAT	2005	2006	2005	2006

Asia	$40.3	$61.5	$159.4	$211.3
Americas	12.2	(29.1)	54.4	(13.6)
Europe	(5.4)	(8.7)	(13.8)	(26.4)
	47.1	23.7	200.0	171.3
Net interest and accretion charges	(13.5)	(16.2)	(49.8)	(62.6)
Amortization of intangible assets	(7.4)	(6.5)	(28.4)	(27.0)
Option expense	(1.8)	(0.8)	(9.0)	(5.1)
Option exchange cost (note 8 (i))	—	—	(6.8)	—
Integration costs related to acquisitions	(0.3)	—	(0.6)	(0.9)
Other charges	(56.9)	(59.9)	(130.9)	(211.8)
Loss before income taxes	$(32.8)	$(59.7)	$(25.5)	$(136.1)

	As at December 31
	2005	2006

Total assets
Asia	$2,494.7	$2,615.7
Americas	1,574.2	1,448.6
Europe	788.9	622.0
	$4,857.8	$4,686.3

Goodwill
Asia	$874.5	$854.8
Americas	—	—
Europe	—	—
	$874.5	$854.8

10.   Supplemental cash flow information:

	Three months ended December 31		Year ended December 31
Paid (recovered) during the period:	2005	2006	2005	2006

Taxes (a)	$7.5	$4.7	$24.8	$(36.5)
Interest (b)	$3.6	$4.2	$40.6	$70.5

(a)             Cash taxes paid is net of income taxes recovered.

(b)            This includes interest paid on the 2011 and 2013 Senior Subordinated Notes.  Interest on the Notes is payable in January and July of each year until maturity.  See notes 4 (b) and (c).  The interest paid on the 2011 Notes reflect the amounts received or paid relating to the interest rate swap agreements.

11.  Hedging transactions:

We enter into foreign currency contracts to hedge foreign currency risks relating to cash flow.  At December 31, 2006, we had forward exchange contracts covering various currencies in an aggregate notional amount of $432.0.  The fair value of these contracts at December 31, 2006 was an unrealized loss of $0.4 (2005 — unrealized gain of $6.9).

In connection with the issuance of our 2011 Notes in June 2004, we entered into agreements to swap the fixed rate of interest for a variable interest rate.  The notional amount of the agreements is $500.0.  The agreements mature July 2011.  See note 4(b).  Payments or receipts under the swap agreements are recorded in interest expense on long-term debt.  The fair value of the interest rate swap agreements at December 31, 2006 was an unrealized loss of $9.9 (December 31, 2005 — unrealized loss of $3.1).

12.  Guarantees and contingencies:

We have contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds which we provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees.  At December 31, 2006, these contingent liabilities amounted to $84.9 (December 31, 2005 — $80.0).

In addition to the above guarantees, we have also provided routine indemnifications, whose terms range in duration and often are not explicitly defined.  These may include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property.  The maximum potential liability from these indemnifications cannot be reasonably estimated.  In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications.  Historically, we have not made significant payments relating to these types of indemnifications.

In the normal course of our operations, we are subject to litigation and claims from time to time. We may also be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse impact on our results of operations, financial position or our liquidity.

On January 12, 2007, a purported class action complaint was commenced against the company in the United States District Court of the Southern District of New York by Russell Henning on behalf of himself and purchasers of our shares during the period July 27, 2006 through December 12, 2006.  A second such purported class action complaint was commenced against us in the same court on January 24, 2007 by Sherry Saylor on behalf of herself and purchasers of our shares during the same period. The two lawsuits make similar allegations and also name our former chief executive officer and our current chief financial officer as defendants.  The two complaints assert violations of the United States federal securities laws and seek an unspecified amount of damages.  The complaints allege that during the purported class period the company made statements concerning its actual and anticipated future financial results that allegedly failed to disclose certain purportedly adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions.  We believe that the complaints are without merit and we intend to defend the cases vigorously.   However, there can be no assurance  that the outcome of the complaints will be favorable to us or will not have a material adverse impact on our financial position or our liquidity.  In addition, we may incur substantial litigation expenses in defending these actions.

Income taxes:

We are subject to tax audits by local taxing authorities.  International taxation authorities could challenge the validity of our inter-company financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment.  If any of these taxation authorities is successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges.  In connection with ongoing tax audits in the United States, taxing authorities have asserted that our United States subsidiaries owe significant amounts of tax, interest and penalties arising from inter-company transactions. A significant portion of these asserted deficiencies were resolved in favour of the company in the fourth quarter of 2006. We believe we have substantial defenses to the remaining asserted deficiencies and have adequately accrued for any likely potential losses.  However, there can be no assurance as to the final resolution of these remaining asserted deficiencies and any resulting proceedings and if these remaining asserted deficiencies and proceedings are determined adversely to us, the amounts we may be required to pay may be material.

In addition, net deferred income tax liabilities with respect to net unrealized foreign exchange gains in Canada have been accrued during the fourth quarter of 2006.  It was determined during the fourth quarter of 2006 that certain foreign exchange losses accrued on Canadian assets may not be available to offset the unrealized foreign exchange gains accrued on Canadian liabilities.  This is due to the potential timing of realization of foreign exchange gains and losses and/or potential challenges that, more likely than not, would result in a lack of availability of the unrealized foreign exchange losses to offset the unrealized foreign exchange gains.